UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70697

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/4/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rocket Dollar Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10900 STONELAKE BLVD, BUILDING 2, SUITE 100
(No. and Street)

AUSTIN	TX	78759
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	(770) 263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Yoshida _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rocket Dollar Capital LLC _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANTHONY MICHAEL CACCAMISI
Notary Public, State of Texas
Comm. Expires 08-22-2026
Notary ID 125811656

Signature: 9/ ⅍. 3/22/24

Title:
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROCKET DOLLAR CAPITAL LLC
Financial Statements
For the Year Ended
December 31, 2023
With
Independent Auditor's Report

ROCKET DOLLAR CAPITAL LLC
INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2023



BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Rocket Dollar Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rocket Dollar Capital, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the period from January 4, 2023 to December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rocket Dollar Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the period from January 4, 2023 to December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rocket Dollar Capital, LLC's management. Our responsibility is to express an opinion on Rocket Dollar Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rocket Dollar Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Rocket Dollar Capital, LLC's financial statements. The supplemental information is the responsibility of Rocket Dollar Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Rocket Dollar Capital, LLC's auditor since 2023.

Austin, Texas
March 26, 2024

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Rocket Dollar Capital LLC
Statement of Financial Condition
As of December 31, 2023

Assets		
Cash	$	54,760
Prepaid expenses	$	23,892
Other		347
Total assets	$	78,999
Liabilities and member's equity		
Liabilities		
Due to Member	$	20,355
Accounts payable		16,781
Total liabilities		37,136
Member's equity		41,863
Total liabilities and member's equity	$	78,999

See notes to financial statements.

Rocket Dollar Capital LLC
Statement of Operations
For the Period From January 4, 2023 (Registration Date) Through December 31, 2023

Revenue	
Investment banking	$ -
Total Revenue	-
Expenses	
Technology and communications	18,016
Professional fees	42,625
Occupancy	7,800
Regulatory expenses	27,088
Other	4,830
Total Expenses	100,359
Net loss before income taxes	(100,359)
Income taxes	-
Net loss	$ (100,359)

See notes to financial statements.

Rocket Dollar Capital LLC
Statement of Changes in Member's Equity
For the Period From January 4, 2023 (Registration Date) Through December 31, 2023

Balance at January 4, 2023	$ 103,276
Contributions	38,946
Net loss	(100,359)
Balance at December 31, 2023	$ 41,863

See notes to financial statements.

Rocket Dollar Capital LLC
Statement of Cash Flows
For the Period From January 4, 2023 (Registration Date) Through December 31, 2023

Cash flows from operating activities:

Net loss	$	(100,359)

Adjustments to reconcile net loss to net cash used
  by operating activities:

Changes in assets and liabilities:

Increase in other assets	(347)
Increase in prepaid expenses	(23,892)
Increase in accounts payable	16,781
Decrease in due to Member	(359)
Net cash used by operating activities	(108,176)

Cash flows from financing activities:

Contributions	38,946
Net cash provided by financing activities	38,946
Net decrease in cash	(69,230)
Cash at beginning of period	123,990
Cash at end of period	$ 54,760

Supplemental Disclosures of Cash Flow Information:

Income taxes paid	$	-
Interest paid	$	-

Note 1   **Organization and Summary of Significant Accounting Policies**

Organization and Description of Business
Rocket Dollar Capital LLC (the "Company") is a wholly owned subsidiary of Rocket Dollar Inc. ("Member"). The Company was formed in March 2021 under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") effective January 4, 2023. As a limited liability company, the member's liability is limited to its investment.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements to be cash equivalents.

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Revenue Recognition
The Company has yet to generate any revenue from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company's revenue is expected to be derived from selling equity securities to customers. These revenue streams are transaction based and revenue would be recognized at the point in time that performance obligations under the agreements are completed.

Income Taxes
The Company is organized as a limited liability company and taxed as an LLC Partnership for federal income tax purposes. As a result, income or losses are taxable or deductible to the members rather than at the Company level; accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Note 2   **Financial Instruments and Concentration of Risk**

Financial instruments subject to risk concentration is cash. The Company maintains depository cash with two banking institutions. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") up to a maximum of $250,000 per bank, per depositor.

Note 3   **Contingencies**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 4   **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $17,624, which was $12,624 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 2.11 to 1.00.

Note 5   **Related Party Transactions**

The Company has an expense sharing agreement in place with its Member for office space, office supplies, and other administrative services provided to the Company. Under the terms of this agreement, the Company pays the Member its allocated share for the services provided. Expenses allocated to the Company under the agreement amounted to approximately $57,685 for the period ended December 31, 2023. The total expenses of $57,685 are reflected in the Company's Statement of Operations, which consists of consulting fees of $24,625, professional fees of $16,500, occupancy of $7,800, office expense of $3,840, e-mail archiving of $2,105, regulatory expenses of $1,430, education expense of $653, insurance expense of $432 and business licenses and permits of $300. The balance due to Member as of December 31, 2023 of $20,355 on the accompanying Statement of Financial Condition arose from this agreement.

Financial position and results of operations might differ from the amounts in accompanying financial statements if this agreement did not exist.

Note 6   **Subsequent Events**

The Company has performed an evaluation of subsequent events through March 26, 2024. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 6   **Subsequent Events (continued)**

The balance due to Member of $20,355 as of December 31, 2023 was subsequently forgiven in January 2024 and booked as a capital contribution to the Company.

On March 18, 2024, the Member was acquired by WAO Fintech, LLC. The sale of the Member includes the sale of the Company to WAO Fintech, LLC.

Note 7   **Net Loss**

The Company incurred a loss during the year ended December 31, 2023 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's new owner, WAO Fintech, LLC, has represented that it intends to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

Rocket Dollar Capital LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

Computation of Net Capital

Total member's equity	$	41,863
Less non-allowable assets		
Prepaid expenses		23,892
Other		347
Total non-allowable assets		24,239
Net capital before haircuts		17,624
Less haircuts		-
Net capital		17,624
Aggregate indebtedness		37,136
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	12,624
Excess net capital at 10% of aggregate indebtedness or 120% of minumum net capital required	$	11,624
Ratio of aggregate indebtedness to net capital		2.11 to 1.00

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2023, as amended on March 20, 2024:

There is no significant difference between net capital as computed above and net capital as reported on Part IIA of Form X-17A-5, as amended, as of December 31, 2023.

ROCKET DOLLAR CAPITAL LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company did not maintain possession or control of any customers funds or securities.



BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rocket Dollar Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Period from January 4, 2023 to December 31, 2023, in which (1) Rocket Dollar Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rocket Dollar Capital, LLC claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii) (the "exemption provision") for the period January 4, 2023 to December 31, 2023 and (2) Rocket Dollar Capital, LLC stated that Rocket Dollar Capital, LLC met the identified exemption provisions throughout the period from January 4, 2023 to December 31, 2023 without exception. Rocket Dollar Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rocket Dollar Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
March 26, 2024

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com


Rocket Dollar Capital LLC
Exemption Report
December 31, 2023


Rocket Dollar Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii) for the period from January 4, 2023 to December 31, 2023.

> (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period from January 4, 2023 to December 31, 2023 without exception.

Rocket Dollar Capital LLC

I, Henry Yoshida, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Henry Yoshida, Chief Executive Officer

March 26, 2024